Exhibit 99.1

Sapiens Reports Double-Digit Revenue Growth and Improved Profitability

58.1% Year-Over-Year Increase in Non-GAAP Quarterly Operating Profit

Increasing 2015 Full Year Operating Margin Guidance

Holon, Israel, November 4, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the third quarter ended September 30, 2015.

Third Quarter Highlights:

•	Non-GAAP revenue of $46.1 million, up 14.2% compared to $40.4 million in the third quarter of 2014. Excluding the impact of foreign currency exchange rates, revenue growth was above 20%.

•	Non-GAAP operating profit increased by 58.1% and totaled $7.0 million or 15.1% operating margin, compared to $4.4 million, or 10.9% operating margin, in the third quarter of 2014.

•	Non-GAAP net income attributable to Sapiens’ shareholders totaled $5.8 million or $0.12 per diluted share increase of 42.4% compared to $4.1 million or $0.08 per diluted share in the third quarter last year.

•	Cash, cash equivalents and securities investments as of September 30, 2015 was $84.8 million, the company has no debt.

•	The Company reiterated full-year 2015 revenue guidance. Management expects revenues to be in a range of $176-$180 million.

•	The company is increasing operating margin guidance to be in a range of 14.5% - 15%.

Year-to-Date Financial Highlights:

•	Non-GAAP revenue increased by 12.9% to $130.6 million from $115.7 million in the same period of 2014.

•	Non-GAAP operating profit was $19.2 million, or 14.7% operating margin, compared to $12.1 million, or 10.4% operating margin, in the first nine months of 2014, an increase of 59.2%.

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•	Non-GAAP net income attributable to Sapiens’ shareholders reached $15.8 million, compared to $11.1 million in the year ago period, an increase of 42.6%.

“We are pleased to report another strong quarter,” said Roni Al-Dor, President and CEO of Sapiens. “Solid growth and performance across all of our offerings, and from all geographies, enabled us to deliver another quarter of double-digit revenue growth. We are seeing the benefits of our business model as our operating margins expanded as a result of fundamental improvements in our base business which have led to a more efficient cost structure. Meanwhile, we continued to improve our position in the market, the investments we have made in product innovation are proving to be instrumental in winning new and expanding footprint in existing clients. The demand for our products and services remain strong, and we are confident in our outlook for the remainder of the year.”

Quarterly Results Conference Call

Sapiens management will host its earnings conference call today, November 4 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1- 888-668-9141; International: + 972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until November 14, 2015, as follows:

North America: 1-888-295-2634; International: + 972-3-925-5904

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Sapiens shareholders, Non-GAAP basic and diluted earnings per share.

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Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

In addition, the Company adjusted revenues and expenses, recorded under US GAAP, of pre-acquisition date in respect of acquired business from its ultimate parent company. As this transaction is between companies under common control, under US GAAP, it was accounted for under the pooling of interest method. For non-GAAP measurement purposes, the Company excludes the pre-acquisition date revenues and expenses.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net Profit, adjusted for stock-based compensation expense, depreciation and amortization, capitalized internal-use software development costs, amortization of internal-use software development costs interest expense, compensation expenses related to acquisition, pre-acquisition revenues and expenses accounted under pooling of interest method, provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business. The Company uses Adjusted EBITDA as a measurement of its operating performance because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflect an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting its business.

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of approximately 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

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Investors and Media Contact:

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

US Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

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Summary of Non-GAAP financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30,				September 30,
	2015		2014		2015		2014
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	46,139	100%	40,398	100%	130,589	100%	115,677	100%
Gross Profit	20,711	44.9%	16,392	40.6%	56,957	43.6%	46,715	40.4%
Operating profit	6,962	15.1%	4,403	10.9%	19,191	14.7%	12,056	10.4%
Net income to shareholders	5,816	12.6%	4,084	10.1%	15,773	12.1%	11,060	9.6%
Adjusted EBITDA	7,493	16.2%	4,796	11.9%	20,571	15.8%	13,233	11.4%

Basic earnings per share	0.12		0.09		0.33		0.24
Diluted earnings per share	0.12		0.08		0.32		0.23

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30 ,
	2015	2014	2015	2014

GAAP operating profit	5,726	3,799	17,554	10,356

Non GAAP adjustments:
Amortization of capitalized software	1,202	1,226	3,552	3,732
Amortization of other intangible assets	585	547	1,714	1,665
Capitalization of software development	(1,526)	(1,451)	(4,391)	(4,538)
Compensation related to acquisition	148	-	219	-
Stock-based compensation	346	282	914	841
Adjustments of pre-acquisition revenue and expenses accounted under pooling of interest method	481	-	(371)	-

Non GAAP operating profit	6,962	4,403	19,191	12,056

Depreciation	531	393	1,380	1,177

Adjusted EBITDA	7,493	4,796	20,571	13,233

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Non-GAAP revenues by category
U.S. dollars in thousands

	Three months ended September 30, 2015		Nine months ended September 30, 2015
	Revenues	Percentage	Revenues	Percentage

License	3,608	7.8%	9,480	7.3%
Services and Maintenance	42,531	92.2%	121,109	92.7%
Total	46,139	100.0%	130,589	100.0%

Non-GAAP revenues by geographic breakdown
U.S. dollars in thousands

	Three months ended September 30, 2015		Nine months ended September 30, 2015
	Revenues	Percentage	Revenues	Percentage

North America	16,571	35.9%	44,565	34.1%
Europe	24,084	52.2%	70,980	54.4%
APAC	5,484	11.9%	15,044	11.5%
Total	46,139	100%	130,589	100%

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015*	2014	2015*	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	47,035	40,398	136,962	115,677
Cost of revenue	27,944	25,460	82,559	73,364

Gross profit	19,091	14,938	54,403	42,313

Operating Expenses:
Research and development, net	2,482	2,856	7,488	8,600
Selling, marketing, general and administrative	10,883	8,283	29,361	23,357
Total operating expenses	13,365	11,139	36,849	31,957

Operating income	5,726	3,799	17,554	10,356

Financial income, net	(105)	(93)	239	(150)
Taxes on income	1,127	80	3,021	542

Net income	4,704	3,812	14,294	9,964

Attributable to non-controlling interest	15	100	150	125

Net income attributable to Sapiens' shareholders	4,689	3,712	14,144	9,839

Basic earnings per share	0.10	0.08	0.30	0.21

Diluted earnings per share	0.09	0.08	0.29	0.20

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,128	47,607	47,869	46,841

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,484	49,006	49,254	48,235

* Including consolidation of Insseco commencing December 31, 2014.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015*	2014	2015*	2014
GAAP revenue	47,035	40,398	136,962	115,677
Adjustments of pre-acquisition revenue accounted under pooling of interest method	(896)	-	(6,373)	-
Non-GAAP revenue	46,139	40,398	130,589	115,677

GAAP gross profit	19,091	14,938	54,403	42,313
Revenue adjustment	(896)	-	(6,373)	-
Amortization of capitalized software	1,202	1,226	3,552	3,732
Amortization of other intangible assets	234	228	643	670
Adjustments of pre-acquisition cost of revenue accounted under pooling of interest method	1,080	-	4,732	-
Non-GAAP gross profit	20,711	16,392	56,957	46,715

GAAP operating income	5,726	3,799	17,554	10,356
Gross profit adjustments	1,620	1,454	2,554	4,402
Capitalization of software development	(1,526)	(1,451)	(4,391)	(4,538)
Amortization of other intangible assets	351	319	1,071	995
Compensation related to acquisition	148	-	219	-
Stock-based compensation	346	282	914	841
Adjustments of pre-acquisition operating expenses accounted under pooling of interest method	297	-	1,270	-
Non-GAAP operating income	6,962	4,403	19,191	12,056

GAAP net income attributable to Sapiens' shareholders	4,689	3,712	14,144	9,839
Operating income adjustments	1,236	604	1,637	1,700
Adjustment to redeemable non-controlling interest	(23)	-	73	-
Adjustments of pre-acquisition financial and tax expenses accounted under pooling of interest method	(116)	-	50	-
Other	30	(232)	(131)	(479)
Non-GAAP net income attributable to Sapiens' shareholders	5,816	4,084	15,773	11,060

Non-GAAP basic earnings per share	0.12	0.09	0.33	0.24

Non-GAAP diluted earnings per share	0.12	0.08	0.32	0.23

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	48,128	47,607	47,869	46,841
Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	49,484	49,006	49,254	48,235

* Including consolidation of Insseco commencing the acquisition date, August 18, 2015.

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SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2015	2014*
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	45,164	47,400
Trade receivables, net	32,645	31,832
Other receivables and prepaid expenses	5,375	3,964
Deferred Taxes	2,132	2,319
Marketable Securities	3,806	-

Total current assets	89,122	85,515

LONG-TERM ASSETS:
Marketable Securities	35,821	33,098
Property and equipment, net	5,749	5,011
Severance pay fund	6,475	10,735
Other intangible assets, net	27,475	27,905
Other long-term assets	3,771	3,248
Goodwill	69,810	67,698

Total long-term assets	149,101	147,695

TOTAL ASSETS	238,223	233,210

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	4,780	3,310
Accrued expenses and other liabilities	34,232	26,951
Deferred revenue	9,841	9,272

Total current liabilities	48,853	39,533

LONG-TERM LIABILITIES:
Other long-term liabilities	6,093	3,217
Accrued severance pay	7,449	12,008

Total long-term liabilities	13,542	15,225

REDEEMABLE NON-CONTROLLING INTEREST	242	159

EQUITY	175,586	178,293

TOTAL LIABILITIES AND EQUITY	238,223	233,210

* December 31, 2014 Balance Sheet was revised to reflect the acquisition of Insseco, in accordance with the pooling of interest method.

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Sapiens International Corporation N.V. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flow
U.S. dollars in thousands

	For the nine months ended September 30
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	14,294	9,964

Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	7,302	6,574
Amortization of premium and accrued interest on marketable securities	(313)	(126)
Stock-based compensation related to options issued to employees	913	841
Increase in trade receivables	(625)	(3,503)
Deferred tax assets	541	54
Decrease (increase) in other operating assets	449	(492)
Increase (decrease) in trade payables	1,618	(1,470)
Increase in other operating liabilities	3,974	3,799
Increase in deferred revenues	767	435
Severance pay	(288)	110

Net cash provided by operating activities	28,632	16,186

Cash flows from investing activities:
Purchase of property and equipment	(2,229)	(1,377)
Purchase of marketable securities	(7,220)	(34,623)
Proceeds from sales of marketable securities	1,015	1,014
Payments for business acquisition, net of cash acquired	(2,934)	(2,064)
Increase in capitalized software development costs	(4,391)	(4,538)
Decrease (increase) in Restricted Cash	(1,395)	538

Net cash used in investing activities	(17,154)	(41,050)

Cash flows from financing activities:
Distribution of dividend	(7,186)	-
Proceeds from employee stock options exercised	1,557	1,508
Payment to shareholders in respect of acquisition	(6,349)	-

Net cash provided by (used in) financing activities	(11,978)	1,508

Effect of exchange rate changes on cash and cash equivalents	(1,736)	(1,832)

Decrease in cash and cash equivalents	(2,236)	(25,188)
Cash and cash equivalents at the beginning of period	47,400	70,313

Cash and cash equivalents at the end of period	45,164	45,125

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